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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

May 26, 2026

Dear Sir/Madam,

Sub: Results of the Postal Ballot

In continuation to our letter dated April 24, 2026, regarding notice of Postal Ballot, please find enclosed;

1. Voting results pursuant to Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
2. Report of Scrutinizer dated May 25, 2026.
3. Minutes of proceedings of the Postal Ballot.

The resolutions as set out in the postal ballot notice have been duly passed by the shareholders through remote e-voting process with requisite majority.

The voting results along with the scrutinizer's report will also be made available on the Company's website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

This is for your information and records.

Thanking You

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2026.05.26 18:54:17 +05'30'

A.G.S. Manikantha
Company Secretary
Membership No. ACS 21918

Encl: As above

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

FORMAT FOR SUBMISSION OF VOTING RESULTS

Voting results	
Cut-off date	17-04-2026
Total number of shareholders on cut-off date	28,92,727
No. of shareholders present in the meeting either in person or through proxy	
a) Promoters and Promoter group	Not applicable
b) Public	
No. of shareholders attended the meeting through video conferencing	
a) Promoters and Promoter group	Not applicable
b) Public	
No. of resolution passed in the meeting	**2**

Resolution (1)								
Resolution required: (Ordinary / Special)				Special				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Appointment of Diane Enberg Jurgens (DIN: 11585200), as an Independent Director for a term of three years effective from April 22, 2026 to April 21, 2029				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	539494014	539494014	100.0000	539494014	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	539494014	539494014	100.0000	539494014	0	100.0000	0.0000
Public-Institutions	E-Voting	2718515598	2547352654	93.7038	2547352654	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	2718515598	2547352654	93.7038	2547352654	0	100.0000	0.0000
Public- Non Institutions	E-Voting	797613767	215370967	27.0019	212493225	2877742	98.6638	1.3362
	Poll							
	Postal Ballot (if applicable)							
	Total	797613767	215370967	27.0019	212493225	2877742	98.6638	1.3362
	Total	4055623379	3302217635	81.4232	3299339893	2877742	99.9129	0.0871

Resolution (2)								
Resolution required: (Ordinary / Special)				Special				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Re-appointment of Helene Auriol Potier (DIN: 10166891), as an Independent Director for a second term of five years effective from May 26, 2026 to May 25, 2031				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	539494014	539494014	100.0000	539494014	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	539494014	539494014	100.0000	539494014	0	100.0000	0.0000
Public-Institutions	E-Voting	2718515598	2547352654	93.7038	2530899897	16452757	99.3541	0.6459
	Poll							
	Postal Ballot (if applicable)							
	Total	2718515598	2547352654	93.7038	2530899897	16452757	99.3541	0.6459
Public- Non Institutions	E-Voting	797613767	215344104	26.9985	204999215	10344889	95.1961	4.8039
	Poll							
	Postal Ballot (if applicable)							
	Total	797613767	215344104	26.9985	204999215	10344889	95.1961	4.8039
	Total	4055623379	3302190772	81.4225	3275393126	26797646	99.1885	0.8115

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

REPORT OF SCRUTINIZER

[Pursuant to Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman
Infosys Limited,
Address: 44, Infosys Avenue, Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Scrutinizer's Report on postal ballot through remote e-voting in respect of passing of resolution set-out in the notice dated April 23, 2026

I, B Hemanth, Company Secretary in Practice, Partner of Hemanth, Holla & Co. have been appointed as the Scrutinizer by the Board of Directors of Infosys Limited pursuant to Section 108 and Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the postal ballot through e-voting in respect of the below stated resolution as proposed in the Postal Ballot Notice dated April 23, 2026, and I submit my report as under:

1. **Management Responsibility**

The management is responsible for ensuring compliance under the provisions of Section 110, and other applicable provisions of the Companies Act, 2013, as amended (the "Act"), read together with the Rule 20 and 22 of Companies (Management and Administration) Rules, 2014, as amended (the "Management Rules"), General Circular

B. HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

No. 3/2025 dated September 22, 2025 issued by the Ministry of Corporate Affairs ("MCA"), Government of India, Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India and any other applicable law, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) in respect of postal ballot through remote e-voting.

The Postal Ballot Notice dated April 23, 2026, along with explanatory statement setting out material facts under Section 102 of the Act was sent only through electronic mode to those Members whose e-mail addresses were registered with the Company / Depositories.

2. Scrutiniser's Responsibility

My responsibility as the Scrutinizer of the voting process, is restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolution stated in the Postal Ballot Notice, based on the reports generated from the E-voting system provided by National Securities Depository Limited ("NSDL"), the service provider.

The Company had availed the e-voting facility offered by NSDL for conducting remote e-voting by electronic means.

3. Cut-off Date

The shareholders of the Company holding shares as on the cut-off date of April 17, 2026, were entitled to vote on the resolution as contained in the postal ballot notice.

B. HEMANTH
FCS No. 6371
CP No. 6519
COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

4. Postal Ballot Process

i. In accordance with the Postal Ballot Notice and the 'Advertisement' published pursuant to Rule 22(3) of the Companies (Management and Administration) Rules, 2014, on April 25, 2026, in Business Standard in English language and in Prajavani in Kannada language, the Postal ballot through e-voting commenced at 9.00 a.m. IST, Saturday, April 25, 2026, and closed at 5.00 p.m. IST, Sunday, May 24, 2026, and the e-voting module was blocked by NSDL thereafter.

ii. The Votes cast under e-voting were thereafter unblocked and downloaded on Sunday, May 24, 2026, at 6:35 P.M. from the portal of NSDL, and was witnessed by two witnesses, Ms. S Nagajyothi and Ms. Swathi Holla who are not in the employment of the Company or the NSDL. They have signed below in confirmation of the same.

Nagajyothi

S Nagajyothi

Swathi Holla

iii. I have scrutinized and reviewed the remote e-voting based on the data downloaded from the NSDL e-voting system, at https://www.evoting.nsdl.com.

5. Postal Ballot Result

I now submit my report as under on the results of the remote e-voting in respect of the Resolution:

B. HEMANTH
FCS No. 6374
CP No. 6906
COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Resolution No. 1 - As a Special Resolution

APPOINTMENT OF DIANE ENBERG JURGENS (DIN: 11585200), AS AN INDEPENDENT DIRECTOR FOR A TERM OF THREE YEARS EFFECTIVE FROM APRIL 22, 2026, TO APRIL 21, 2029

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
10,097	3,29,93,39,893	99.91%

(ii) Voting "**against**" the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
610	28,77,742	0.09%

(iii) Invalid Votes:

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
0	0	0

B. HEMANTH
FCS No. 6374
CP No. 65__
COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Resolution No. 2 - As a Special Resolution

RE-APPOINTMENT OF HELENE AURIOL POTIER (DIN: 10166891), AS AN INDEPENDENT DIRECTOR FOR A SECOND TERM OF FIVE YEARS EFFECTIVE FROM MAY 26, 2026, TO MAY 25, 2031

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
9,941	3,27,53,93,126	99.19%

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
757	2,67,97,646	0.81%

(iii) Invalid Votes:

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
0	0	0

B. HEMANTH
FCS No. 6[illegible]
CP No. [illegible]
COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

6. **Custody of Records**

   All electronic data and relevant records of e-voting have been handed over to the Company Secretary for safekeeping.

Based on the above information, you may kindly announce the results.

Thanking You
Yours faithfully,

For **Hemanth, Holla & Co.**
FRN: P2021KR087700
Peer Review No.: 5922/2024

CS B Hemanth
Partner
FCS: 6374 CP No: 6519
Scrutinizer

UDIN: F006374H000459189
Date: May 25, 2026
Place: Bengaluru

MINUTES OF POSTAL BALLOT PROCEEDINGS HELD THROUGH REMOTE E-VOTING CONCLUDED ON MAY 24, 2026

The Board of Directors vide their resolution dated April 23, 2026, approved the postal ballot notice entailing the following resolutions to be considered and approved by shareholders through remote e-voting pursuant to Section 110 of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014.

S. No.	Particulars
1.	Appointment of Diane Enberg Jurgens (DIN: 11585200), as an Independent Director for a term of three years from April 22, 2026 to April 21, 2029.
2.	Re-appointment of Helene Auriol Potier (DIN: 10166891), as an Independent Director for a second term of five years from May 26, 2026 to May 25, 2031.

a) The Company had engaged the services of NSDL for the purpose of providing e-voting facility and technical services relating to the Postal Ballot to all its members.

b) The Board had appointed Hemanth, Holla & Co., Practicing Company Secretaries, (PCS: 6374) (CP: 6519) as the Scrutinizer for conducting the e-voting process in a fair and transparent manner.

c) In accordance with applicable MCA and SEBI circulars, the postal ballot notice was sent through electronic mode to those members whose e-mail addresses were registered with the Company/ Depositories and whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date April 17, 2026, seeking approval as set out in the postal ballot notice.

d) The total number of shareholders as on the cut-off date was 28,92,727.

e) Pursuant to the above, the postal ballot notice was sent to all eligible shareholders, electronically, on April 24, 2026.

f) A Public advertisement was published on April 25, 2026, in Business standard in English and Prajavani in Kannada.

g) The e-voting commenced on April 25, 2026 (9.00 AM IST) and closed on May 24, 2026 (5.00 PM IST).

h) The Scrutinizer unblocked the votes casted under e-voting and downloaded the details at 6.35 PM IST on May 24, 2026, from NSDL portal in the presence of two witnesses.

i) The Scrutinizer then rendered his report.

j) The Scrutinizer's report was circulated to the Board. The Board noted that the resolutions set out in the postal ballot notice dated April 23, 2026, have been duly passed with requisite majority.

Resolutions	Total shares as on the cut-off date	No. of votes polled	No. of Votes – in favor	% of Votes in favor	No. of Votes – against	% of Votes against
1. Appointment of Diane Enberg Jurgens (DIN: 11585200), as an Independent Director for a term of three years effective from April 22, 2026 to April 21, 2029	4055623379	3302217635	3299339893	99.91	2877742	0.09

2.	Re-appointment of Helene Auriol Potier (DIN: 10166891), as an Independent Director for a second term of five years effective from May 26, 2026 to May 25, 2031	4055623379	3302190772	3275393126	99.19	26797646	0.81

k) The text of resolutions as set out in the postal ballot notice dated April 23, 2026, that was passed by the shareholders is as follows:

1. **Appointment of Diane Enberg Jurgens (DIN: 11585200), as an Independent Director for a term of three years effective from April 22, 2026 to April 21, 2029**

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 161, Schedule IV and other applicable provisions of the Companies Act, 2013 ("the Act") read with the Rules framed thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the LODR Regulations") (including any statutory modification or re-enactment(s) thereof for the time being in force), the Articles of Association of the Company, approvals and recommendation of the Nomination and Remuneration Committee and that of the Board of Directors, Diane Enberg Jurgens (DIN: 11585200), who was appointed as an Additional Director in the capacity of an Independent Director with effect from April 22, 2026, and who meets the criteria for independence under Section 149(6) of the Act and the Rules made thereunder and Regulation 16(1)(b) of the LODR Regulations and in respect of whom the Company has received a notice in writing from a member under Section 160(1) of the Act, be and is hereby appointed as an Independent Director of the Company for a period of 3 (three) years till April 21, 2029, and that she shall not be liable to retire by rotation.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

2. **Re-appointment of Helene Auriol Potier (DIN: 10166891), as an Independent Director for a second term of five years from May 26, 2026 to May 25, 2031.**

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, Schedule IV and other applicable provisions of the Companies Act, 2013 ("the Act") read with the Rules framed thereunder and applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the LODR Regulations") (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the Articles of Association of the Company, approval and recommendation of the Nomination and Remuneration Committee ("NRC"), and that of the Board of Directors ("Board"), Helene Auriol Potier (DIN: 10166891), who holds office as an Independent Director up to May 25, 2026, be and is hereby re-appointed as an Independent Director, not liable to retire by rotation, for a second term of 5 (five) years commencing from May 26, 2026 up to May 25, 2031.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

The Chairman authorized the Company Secretary to disseminate the results, as required under Regulation 44(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and post the same on the website of the Company.